

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Ms. Denise Houghtaling, President
MAJIC Wheels Corp.
7908 Interstate Court
North Ft Myers, Florida 33917

> **Re: MAJIC Wheels Corp.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 3, 2010**
> **File No. 000-53110**

Dear Ms. Houghtaling:

We issued comments to you on the above captioned filing on October 7, 2010. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 29, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 29, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kristin Shifflett at (202) 551-3381 if you have any questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief